SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Canada Southern Petroleum Ltd.
(Name of Subject Company (Issuer))
1212707 Alberta Ltd.
Canadian Oil Sands Limited
(Name of Filing Persons (Offerors))
Common Shares
(Title of Class Securities)
135231108
(CUSIP Number of Class of Securities)
Trudy M. Curran
Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3N9
(403) 218-6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:

Richard A. Shaw	Michael L. Hermsen
McCarthy Tétrault LLP	Mayer, Brown, Rowe & Maw LLP
3300, 421 – 7th Avenue S.W.	71 South Wacker Drive
Calgary, Alberta, Canada T2P 4K9	Chicago, IL 60606
(403) 260-3636	(312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$167,085,747.00[1]	$17,878.18[2]
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,703.80	Filing Party:	1212707 Alberta Ltd.; Canadian Oil Sands Limited

Form or Registration No.:	Schedule TO	Date Filed:	June 26, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

[1]	Estimated solely for the purpose of calculating the filing fee based on a transaction value equal to the product of $11.10 (the consideration being offered) and 15,052,770 (the number of outstanding common shares of Canada Southern Petroleum Ltd., assuming full conversion of all outstanding exercisable options for common shares of Canada Southern Petroleum Ltd.

[2]	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, which is equal to $107 for each $1,000,000 of transaction value.

This Amendment No. 1 is filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2006 (“Amendment No. 1”) and amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the SEC on June 26, 2006 by (1) 1212707 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta, Canada (the “Offeror”), which is a wholly owned subsidiary of Canadian Oil Sands Limited, a corporation incorporated under the laws of the Province of Alberta Canada (“Acquiror”); and (2) Acquiror. The Schedule TO, as amended by Amendment No. 1, relates to the Offer by Offeror to purchase all of the issued and outstanding common shares (including the common shares that become outstanding upon the exercise of options to acquire common shares) together with associated rights (collectively, the “Common Shares”) of Canada Southern Petroleum Ltd., at a price per Common Share of $11.10 in cash. The Offer is subject to the terms and conditions set forth in the Offer to Purchase dated June 26, 2006 (the “Offer to Purchase”) as amended by the Notice of Variation dated July 5, 2006 (the “Notice of Variation”). The Offer to Purchase, as amended by the Notice of Variation, and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as exhibits hereto, constitute the “Offer.”
Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, the Schedule TO and is supplemented by the information specifically provided for herein.
The information set forth in the Offer to Purchase incorporated by reference in the Schedule TO in response to Items 1 through 11 and Item 13 of Schedule TO is hereby amended by the information set forth in the Notice of Variation.
12.     Exhibits.
Item 12 is hereby amended and supplemented with the addition of the following exhibits:
(a)(1)(iv)	Notice of Variation dated July 5, 2006

(a)(5)(ii)	Press Release of Canadian Oil Sands Trust issued June 30, 2006

(a)(5)(iii)	Press Release of Canadian Oil Sands Trust issued July 5, 2006

(d)(1)(iii)	Amendment, dated June 29, 2006, to Pre-Acquisition Agreement Among Canadian Oil Sands Limited and 1212707 Alberta Ltd. And Canada Southern Petroleum Ltd. dated June 18, 2006

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1212707 ALBERTA LTD.
By:	/s/ Allen R. Hagerman
	Name:	Allen R. Hagerman
	Title:	Chief Financial Officer

CANADIAN OIL SANDS LIMITED
By:	/s/ Allen R. Hagerman
	Name:	Allen R. Hagerman
	Title:	Chief Financial Officer

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